SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTIFICATION ON RELATED-PARTY TRANSACTIONS8

Parties	Construtora Norberto Odebrecht S.A. (CNO) and Braskem S.A. (Braskem)
Relationship with the issuer	Braskem and CNO are both subsidiaries of Odebrecht S.A.
Purpose

The parties signed an Industrial Maintenance Services Agreement, comprising boiler and welding of tubing and static equipment, as well as operation and maintenance of cargo machinery to be performed by CNO at the Braskem Units located in Rio Grande do Sul.

Main terms and conditions

Duration: starting on December 1, 2017 and ending on December 1, 2021.

Maximum estimated amount: One hundred twenty million reais (R$120,000,000.00).

Price: The services will be remunerated based on the unit price worksheet included in the Agreement.

Agreement execution date	December 1, 2017
Any participation by the counterparty, its partners or managers in the issuer’s decision-making process or in the negotiation of the transaction as representatives of the issuer

The transaction was approved by the Board of Directors of Braskem S.A., whose members include one director and one alternate director of the direct parent company of Construtora Norberto Odebrecht (the counterparty).

However, no manager of CNO or its parent company participated in negotiations of the transaction as a representative of the issuer.

Detailed justification of the reasons why the management of the issuer believes the transaction was carried out on an arm’s length basis or involves adequate compensatory payment

The commercial conditions established in the Agreement are in accordance with market standards, considering the volumes contracted and the technical conditions.

Braskem held the competitive bidding process to find companies capable of providing a high technical standard of quality and productivity, and in strict compliance with health, safety and environment standards. In this regard, CNO’s proposal, together with that of the other company participating in the process, was the most competitive technically and commercially and Braskem S.A divided the scope of industrial maintenance between both parties equally. The contractual amounts were negotiated to adapt them to Braskem’s reference amounts, ensuring equal unit prices between the two companies.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2017
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.